FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending February 20, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








  Notification of Transactions of Directors and Persons Discharging Managerial
                                 Responsibility

                         Awards made by GlaxoSmithKline

On 19 February 2008 the Company granted a number of share-based awards to Directors and Persons Discharging Managerial Responsibility. The following awards were made:

  - Awards under the GlaxoSmithKline Performance Share Plan, which are subject to performance conditions;
  - Awards under the GlaxoSmithKline Share Option Plan, which are subject to performance conditions; and
  - A one-off retention award to an Executive Director.

The Performance Share Plan and the Share Option Plan were both approved by shareholders on 31 July 2000, and allow awards to be made to senior executives in the Group, including the Executive Directors. The one-off retention award has been made in accordance with Listing Rule 9.4.2(R).

The details of these awards are shown below.

Performance Share Plan

Under the terms of the GlaxoSmithKline Performance Share Plan, contingent awards are granted over a designated number of Ordinary shares or American Depository Shares (ADSs), with the percentage of awards ultimately vesting depending on performance. The performance condition applies over a three-year measurement period, which commenced on 1 January 2008 and will end on 31 December 2010.

The performance condition for these awards compares the Total Shareholder Return
(TSR) of GSK's shares with the TSR of the shares of 14 comparator companies over the three-year period. No awards will vest if GSK delivers returns which, when ranked against these companies, rank below the median. Vesting increases on a sliding scale with 100% of the award vesting where the Company is ranked first or second when compared to the comparator group.

TSR is measured on a pro-rata basis. Where the Company's performance falls between two of the comparator companies, the exact level of vesting will be determined by the actual relative level of TSR rather than simple ranking. To the extent that an award does not vest, it lapses.

The companies in the comparator group are Abbott Laboratories, AstraZeneca, Amgen, Bristol-Myers Squibb, Eli Lilly & Co, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough, Takeda Pharmaceutical Company and Wyeth.

The individuals in the tables below, who are all Executive Directors or Persons Discharging Managerial Responsibility (PDMRs), were each granted an award under the terms of the GlaxoSmithKline Performance Share Plan as set out. Awards are granted over either the Company's 25p Ordinary shares or over the Company's ADSs. One ADS equals two Ordinary shares. Dividends accrue on the shares during the vesting period and vest to the extent that shares vest.


                                        Number of Ordinary shares potentially vesting

                     Less than  Equal to  Equal to  Equal to  Equal to  Equal to  Equal to  Equal to or
                      median     median      7th       6th       5th       4th       3rd     above 2nd
                                position  position  position  position  position  position    position

Mr A P Witty*           Nil        78,750   112,500   135,000   157,500   180,000   202,500      225,000
Mr J S Heslop*          Nil        36,750    52,500    63,000    73,500    84,000    94,500      105,000
Mr J M Clarke           Nil        26,950    38,500    46,200    53,900    61,600    69,300       77,000
Mr M Dunoyer            Nil        10,150    14,500    17,400    20,300    23,200    26,100       29,000
Mr E J Gray             Nil        17,500    25,000    30,000    35,000    40,000    45,000       50,000
Mr D Learmouth          Nil       7,437.5    10,625    12,750    14,875    17,000    19,125       21,250

* denotes an Executive Director


                                             Number of ADSs potentially vesting
                                        (N.B. One ADS represents two Ordinary shares)

                     Less than  Equal to  Equal to  Equal to  Equal to  Equal to  Equal to  Equal to or
                      median     median      7th       6th       5th       4th       3rd     above 2nd
                                position  position  position  position  position  position    position
Dr M Slaoui*         Nil           24,150    34,500    41,400    48,300    55,200    62,100       69,000
Mr C Viehbacher*     Nil           14,875    21,250    25,500    29,750    34,000    38,250       42,500
Mr D J Phelan        Nil           13,475    19,250    23,100    26,950    30,800    34,650       38,500
Dr R G Greig         Nil            8,750    12,500    15,000    17,500    20,000    22,500       25,000
Mr D Pulman          Nil            8,750    12,500    15,000    17,500    20,000    22,500       25,000
Mr W C Louv          Nil            8,750    12,500    15,000    17,500    20,000    22,500       25,000

* denotes an Executive Director


The vesting date for these awards is 19 February 2011, subject to the Remuneration Committee having determined that the performance conditions have been satisfied.

Share Option Plan

Under the terms of the GlaxoSmithKline Share Option Plan, share options allow the holder to buy Ordinary shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. The ultimate number of share options that become exercisable depends on GSK's earnings per share (EPS) growth over the performance period. EPS is measured over the three financial years that started on 1 January 2008 and end on 31 December 2010. To the extent that options under the GlaxoSmithKline Share Options Plan do not vest at the end of this period, they will lapse.

The performance condition compares the compound annual increase in the Company's EPS with the increase in the Retail Price Index (RPI) over the performance period compared to the base year (the financial year ended 31 December 2007). No options vest unless the Company's EPS increase exceeds RPI by 3% per annum. 50% of the share options vest for an EPS increase of 3% p.a. in excess of RPI, with increasing vesting up to 100% for an increase of 6% p.a. or more in excess of RPI.

Vesting increases on a straight-line basis for EPS performance between the hurdles set out in the tables below.

The individuals in the tables below, who are all Executive Directors or PDMRs, were each granted an award under the terms of the GlaxoSmithKline Share Option Plan. Options are granted over either the Company's 25p Ordinary shares or over the Company's ADSs. One ADS equals two Ordinary shares.



                                        Number of Ordinary shares potentially vesting

                          Less than        RPI+3%p.a.       RPI+4%p.a.      RPI+5%p.a.    RPI+6%p.a. or
                         RPI+3%p.a.                                                           more

Mr A P Witty*                Nil                  262,500         349,999         437,499       525,000
Mr J S Heslop*               Nil                  121,375         161,833         202,291       242,750
Mr J M Clarke                Nil                   88,750         118,333         147,916       177,500
Mr E J Gray                  Nil                   57,500          76,666          95,833       115,000
Mr M Dunoyer                 Nil                   35,000          46,666          58,333        70,000
Mr D Learmouth               Nil                   25,250          33,666          42,083        50,500

* denotes an Executive Director



                                              Number of ADSs potentially vesting
                                        (N.B. One ADS represents two Ordinary shares)

                          Less than        RPI+3%p.a.       RPI+4%p.a.       RPI+5%p.a.    RPI+6%p.a. or
                         RPI+3%p.a.                                                            more
Dr M Slaoui*                 Nil                  79,375          105,833          132,291       158,750
Mr C Viehbacher*             Nil                  48,875           65,166           81,458        97,750
Mr D J Phelan                Nil                  44,375           59,166           73,958        88,750
Dr R G Greig                 Nil                  28,750           38,333           47,916        57,500
Mr D Pulman                  Nil                  28,750           38,333           47,916        57,500
Mr W C Louv                  Nil                  28,750           38,333           47,916        57,500

* denotes an Executive Director

Options were granted on 19 February 2008 with an exercise price of GBP11.47 (or US$44.75 in the case of ADSs). The vesting date for these awards is 19 February 2011, subject to the Remuneration Committee having determined that the performance conditions have been satisfied.

One-off Retention Award to Mr Viehbacher

On 19 February 2008 the Company made a one-off conditional award of 111,750 ADSs to Mr Chris Viehbacher, President, US Pharmaceuticals.

The award will vest subject to his continued employment with GlaxoSmithKline and the Remuneration Committee's assessment of his performance over the vesting period. 67,050 ADSs will vest on 31 December 2009, and the remaining 44,700 ADSs will vest on 31 December 2011.

The number of ADSs will be increased to reflect dividends that would have accrued in the period between award and vesting to the extent that the ADSs vest.

All of the above awards were made on 19 February 2008. The price of an Ordinary share on this date was GBP11.47 and the price of an ADS was $44.75.

The Company, Directors and Persons Discharging Managerial Responsibility were advised of these transactions on 20 February 2008.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

20 February 2008


Enquiries:


UK Media enquiries:                       Philip Thomson         (020) 8047 5502
                                          Alice Hunt             (020) 8047 5502
                                          Gwenan White           (020) 8047 5502

US Media enquiries:                       Nancy Pekarek          (215) 751 7709
                                          Mary Anne Rhyne        (919) 483 2839

European Analyst/Investor enquiries:      David Mawdsley         (020) 8047 5564
                                          Sally Ferguson         (020) 8047 5543
                                          Gary Davies            (020) 8047 5503

US Analyst/ Investor enquiries:           Frank Murdolo          (215) 751 7002
                                          Tom Curry              (215) 751 5419


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 20, 2008                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc